January 8, 2014
BY EDGAR AND OVERNIGHT COURIER
Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Cohen & Steers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
File No. 001-32236

Dear Mr. Vaughn:

This letter is being submitted in response to the comments set forth in your letter dated December 23, 2013 (the “Comment Letter”) to Cohen & Steers, Inc. (the “Company”) with respect to the above-referenced filings of the Company.  Included below are the Company’s responses to the questions raised in the Comment Letter. To assist your review, we have included the text of your comments and the numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

In responding to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment:
Form 10-K for the Fiscal Year Ended December 31, 2012

Note 9 – Stock-based Compensation, page F-24

1.	Please review the disclosure requirements for stock-based compensation found at ASC 718-10-50 and provide the following disclosures in future annual filings:

•	For your vested, restricted stock units – please revise future filings to indicate the exercise price where applicable (i.e. delivered stock units) pursuant to ASC 718-10-50-2c;

•	Please revise future filings to include total intrinsic value of options exercised during the year pursuant to ASC 718-10-50-2d2;

•	Please disclose the weighted-average remaining contractual term of options currently exercisable pursuant to ASC 718-10-50-2e; and

•
Please revise future filings to include the method used to estimate the fair value of all of your options, as well as, the significant assumptions used to determine fair value pursuant to ASC 718-10-50-2b & f.

Company Response: We acknowledge your comment and have considered the sections of ASC 718-10-50 you have cited. We note that there is currently no exercise price associated with any of the Restricted Stock Units (“RSUs”), both vested and unvested, issued pursuant to The Amended and Restated Cohen & Steers, Inc. 2004 Stock Incentive Plan (the “SIP”). Accordingly, we do not anticipate that any revisions to this disclosure will be necessary in future filings. Further, although the SIP provides for the issuance of stock options and other stock-based awards in addition to RSUs, to date, the Company has granted only vested and/or unvested RSUs pursuant to the SIP. Accordingly, the required disclosures of intrinsic value of options exercised, weighted-average remaining contractual term of options currently exercisable and the methods used to estimate the fair value of options and the related significant assumptions are not applicable. We do not currently intend to issue stock options under the SIP; however, if we do issue stock options in the future, we will include the information required under ASC 718-10-50 in our subsequent disclosures.

Note 13 – Commitments and Contingencies, page F-28

2.
We note your disclosure here that “From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its business or financial condition.” Please revise your future filings to more specifically assert whether these matters could have a material adverse effect on your results of operations, cash flows, or financial position.

Company Response: In future filings, we will revise our disclosure to specifically assert whether legal matters could have a material adverse effect on our results of operations, cash flows or financial position. The enhanced disclosure will read as follows, “From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its consolidated results of operations, cash flows or financial position.”

Staff Comment:

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 2 – Basis of Presentation and Significant Accounting Policies, page 7

Recently Issued Accounting Pronouncements, page 9

3.	Please revise your future filings to address the expected impact of your adoption of ASU 2013-08 which was issued in June 2013, and provide us with a copy of your proposed disclosure in your response.

Company Response: We will include the following disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, “In June 2013, the FASB issued new guidance which clarifies the characteristics of an investment company and provides guidance for assessing whether an entity is an investment company. From time to time the Company consolidates certain of its affiliated funds which are considered investment companies. The Company retains the specialized investment company accounting for such funds in consolidation. The guidance will be effective for the Company’s first quarter of 2014. The adoption of this new guidance will not have a material impact on the Company’s consolidated financial statements.”

Please feel free to call me at (212) 446-9168 if you wish to discuss any of our responses to the Comment Letter, or to answer any other question you may have.
Sincerely,

/s/ Matthew S. Stadler
Matthew S. Stadler
Executive Vice President and Chief Financial Officer

Cc:     Jim Dunn, Securities and Exchange Commission

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